370 17th Street, Suite 2775
Denver, Colorado 80202
November 17, 2005
Via EDGAR and FACSIMILE
Securities And Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:	DCP Midstream Partners, LP Registration Statement on Form S-l Filed September 16, 2005 File No. 333-128378
Dear Mr. Owings:
     On November 2, 2005, DCP Midstream Partners, LP (the “Partnership”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Amendment No. 1 to Form S-1 (File No. 333-128378) (the “Registration Statement”).
     The following responses are for the Staff’s review. For your convenience, we have repeated each comment of the Staff exactly as given in the Staff’s comment letter. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 2 to the Registration Statement.
Summary, page 1
Summary of Conflicts of Interest and Fiduciary Duties, page 7
1.	Please refer to comments 8 and 10 in our letter dated October 14, 2005. The revised discussion on pages 7-8 on your general partner’s ability to reset incentive distribution rights is confusing. Please further revise to simplify the language so that it is more clearly understandable to readers unacquainted with the more complicated terms of your partnership agreement. For example, you may enhance the clarity of the disclosure by breaking the dense information into simpler sentences that briefly address the following information:

Securities and Exchange Commission
November 17, 2005

•	what do you mean by incentive distributions;
•	how are the levels of incentive distributions calculated;
•	on what conditions may your general partner relinquish its rights to incentive distributions;
•	what do you mean by your general partner resetting the cash target distribution levels;
•	how are the levels of reset target distribution to be determined;
•	in what circumstances can your general partner exercise this reset right; and
•	what are the direct effects and indirect implications of such resetting on the cash distribution to your general partner, to you, and to your unaffiliated common unit holders.
RESPONSE: The Partnership has revised its disclosure as requested. Please see pages 7 through 9 of the prospectus (Summary of Conflicts of Interest and Fiduciary Duties).
Summary of Historical and Pro Forma Financial and Operating Data, page 13
2.	We note your revision made to the Combined Overview in the Management’s Discussion and Analysis section in response to our comment 31. Please make a similar revision to the impairment of equity method investment line item on the table presentation of your Summary of Historical and Pro Forma Financial and Operating Data.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 15 of the prospectus.
Management’s Discussion and Analysis, page 68
Quantitative and Qualitative Disclosures about Market Risk, page 88
3.	We note your expanded disclosure of derivative financial instruments designated as cash flow hedges under “Hedging Strategies.” Please further expand your disclosure to include the fair values of the swap contracts you have disclosed on page 91. Additionally, please explain your statement that you had no hedging contracts at June 30, 2005 in light of the swap contracts you have disclosed. If these swap contracts were entered into after June 30, 2005, please clarify your disclosure to indicate this fact.

RESPONSE: The Partnership has revised its disclosure as requested. Please see pages 94 through 97 of the prospectus.
Should the Staff have any questions or comments, please contact Tom Mason of Vinson & Elkins L.L.P. at (713) 758-4539 or Jeremy Wagers of the same firm at (713) 758-4712.

Securities and Exchange Commission
November 17, 2005

Very truly yours,

DCP MIDSTREAM PARTNERS, LP

DCP MIDSTREAM GP, LP Its General Partner,

DCP MIDSTREAM GP, LLC Its General Partner

By:	/s/ Michael J. Bradley

Name:	Michael J. Bradley
Title:	President and Chief Executive Officer